July 9, 2019

Kevin Gasque
Chief Financial Officer
Regalwood Global Energy Ltd.
1001 Pennsylvania Avenue NW, Suite 220 South
Washington, DC 20004

       Re: Regalwood Global Energy Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38310

Dear Mr. Gasque:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery